Richard A. Kline 650.752.3139 rkline@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive Menlo Park, CA 94025 T: 650.752.3100 F: 650.853.1038

October 30, 2015

Matthew Crispino

Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Re:          Atlassian Corporation Plc

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted September 25, 2015

CIK No. 0001650372

Dear Mr. Crispino:

This letter is submitted on behalf of Atlassian Corporation Plc (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Confidential Draft Registration Statement on Form F-1 submitted on September 25, 2015 (the “Draft Registration Statement”), as set forth in your letter dated October 13, 2015 addressed to Michael Cannon-Brookes and Scott Farquhar, Co-Chief Executive Officers of the Company (the “Comment Letter”).  The Company is concurrently filing an Amended Draft Registration Statement (the “Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.  In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement).

Mr. Matthew Crispino

Attorney-Advisor

Securities and Exchange Commission

October 30, 2015

General

1.                                      An article published by Forbes on September 25, 2015 noted that you had filed for an initial public offering and indicated that Goldman Sachs and Morgan Stanley would serve as underwriters for the offering. Please outline the steps you have taken and procedures you have implemented to keep matters relating to any submission about your offering confidential.

RESPONSE:  In response to the Staff’s comment, the Company advises the Staff that, prior to the publication of the Forbes article sited by the Staff above, it has implemented detailed internal publicity guidelines in connection with its proposed initial public offering of ordinary shares (the “Offering”), which includes prior notification to the Company’s chief legal officer of any proposed communications with the media by Company employees or directors.  The Company has also reminded all members of the working group on a number of occasions about the need to maintain strict confidentiality regarding the Offering. Most recently, the Company has asked representatives of each firm involved in the Offering to reaffirm that they understand, have abided by and will continue to abide by their obligations to maintain strict confidentiality about any and all information concerning the Offering, and each firm has so reaffirmed. The Company is not aware of the identities of the alleged sources for the media report cited by the Staff above, and the Company has no information about any sources of any breaches of confidentiality that have or may have occurred.  The Company will continue to make every effort to maintain the confidentiality of the Offering prior to a public filing of the Company’s registration statement on Form F-1.

2.                                      We note your response to prior comment 1 stating that the number of free evaluations of your products does not directly drive your revenues.  We further note your risk factor disclosures on page 19 that a majority of users never convert to a paid version of your products from these free trials.  To the extent that you continue to include a discussion of free evaluations in MD&A and the Business section, please revise to clarify why you are presenting these measures along with the limitations in their use as indicated in your response and prominently disclose the fact that the majority of users never convert to a paid product.  Similar consideration should be made with regard to your disclosure of daily visitors to your website and the number of organizations that use your products.

RESPONSE:  In response to the Staff’s comment, the Company has revised page 60 of the Amended Draft Registration Statement to discuss why the Company has included a discussion of free evaluations, daily visitors to the Company’s website and the number of organizations that use the Company’s products and their limitations.  Further, the Company has revised page 60 of the Amended Draft Registration Statement to disclose the fact that only a small segment of users ultimately convert to a paid product.

Mr. Matthew Crispino

Attorney-Advisor

Securities and Exchange Commission

October 30, 2015

“We derive, and expect to continue to derive, a substantial majority ...” page 20

3.                                      We note your response to prior comment 7, in which you state that the percentage of revenues attributable to JIRA and Confluence is competitively sensitive information that would not be meaningful to investors since the percentage will fluctuate over time.  We continue to believe that quantitative information pertaining to the risk identified in this caption is necessary to provide investors with sufficient information to evaluate the scope and magnitude of such risk.  Accordingly, please revise the risk factor to quantify the percentage of your revenues attributable to your JIRA and Confluence products for each of the three years covered by your financial statements.

RESPONSE:  In response to the Staff’s comment, the Company has revised page 20 of the Amended Draft Registration Statement to quantify the portion of the Company’s revenues attributable to its JIRA and Confluence products for the prior three fiscal years.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

General

4.                                      In your response to prior comment 13, you state that the number of daily visitors and free evaluations was measured during the month of June 2015.  Tell us whether the data presented on these measures for the month of June 2015 is representative of your typical experience in this regard.

RESPONSE:  The Company supplementally advises the Staff that the number of daily visitors and free evaluations varies month-to-month based on factors such as number of business days (including any impacts from holidays), product launches and marketing campaigns; however, the number of daily visitors and free evaluations disclosed in the Amended Draft Registration Statement during June 2015 is representative of the Company’s experience in this calendar year.

5.                                      We note from your response to prior comment 14 that you do not have consistent corresponding information for all historical periods for certain measures provided such as daily visitors, active users, free evaluations, etc.  Tell us when you began compiling this data and to the extent you have this information for any of the historical periods, please provide us with such data and tell us your consideration to include that information.  Also, please clarify whether you intend to include comparative data in future filings and if not, please explain why.

Mr. Matthew Crispino

Attorney-Advisor

Securities and Exchange Commission

October 30, 2015

RESPONSE:  The Company advises the Staff that it began compiling data regarding daily visitors, active users and free evaluations at various times, ranging from a few years to a few months ago. The Company continually refines the way it defines these metrics and the techniques it uses to measure the data underlying these metrics.  For example, the method for calculating active users was recently refined to redefine the in-product tasks that qualify as active usage in order to better reflect the active use of the Company’s products.  The Company further advises the Staff that it does not plan to include comparative disclosure regarding these metrics in future filings because management has not historically used these metrics to manage the Company’s business and the continuous refinement of these metrics makes historical comparisons difficult.  Further, the Company believes that this information as of a point in time is helpful for potential investors in the Offering to understand the scale of the Company’s business compared to other enterprise software companies and not as a comparative metric over time because these metrics do not directly drive revenues and changes in these metrics may not be correlated to, or indicative of, the health of the Company’s underlying business.  The Company will continue to monitor these metrics internally over time and, if it appears that these metrics are or will become meaningful and material to an investor’s understanding of the Company’s business, the Company will consider publicly disclosing these metrics on an ongoing basis.

6.                                      We note your response to prior comment 15; please revise your discussion pertaining to monthly active users to state that the measure is not directly correlated to revenues.  Additionally, please revise your disclosures relating to the amount of organizations that use your software to explain more clearly the reasons behind the variance between that measure and the number of clients you have.

RESPONSE:  In response to the Staff’s comment, the Company has revised page 60 of the Amended Draft Registration Statement to state that the monthly active users metric does not directly impact the Company’s results of operations.  Further, the Company has revised page 63 of the Amended Draft Registration Statement to explain the variance between the number of organizations that use the Company’s products and the number of customers the Company has.

Overview, page 57

7.                                      We note your response to prior comment 16, in which you state that it is not necessary to provide quantitative information on the growth of the individual revenue components over time since that is not consistent with how your management views the business.  The disclosure we referenced in our prior comment—that your software “spreads across teams and organizations as users invite others onto the platform”—describes this revenue component in a manner that suggests that you derive revenues from gaining additional users within an organization.  Additionally, you present discrete information in the chart on page 59 pertaining to the individual spend over time derived from additional users.  Please revise or advise why you believe that quantitative information supporting these descriptions of your growth is not necessary to an understanding of your business.

Mr. Matthew Crispino

Attorney-Advisor

Securities and Exchange Commission

October 30, 2015

RESPONSE:  The Company supplementally advises the Staff that it tracks increases in revenues from a given customer, but does not track separately by customer whether the increases are a result of an increase in the number of users within the organization or due to the adoption of additional products by the customer.  In many cases, revenue increases at a single customer are due to both additional users and the adoption of additional products.  In response to the Staff’s comment and in order to provide additional insights into the Company’s revenue expansion with existing customers, the Company has revised page 60 of the Amended Draft Registration Statement to disclose that the Company’s average quarterly net expansion rate, net of lost customers or reduced usage within a customer, for customer cohorts for each fiscal quarter within the past two fiscal years has exceeded 100%.  This additional disclosure demonstrates the consistent growth in usage of the Company’s products by its existing customers to help investors have a better understanding of the growth of the Company’s business.

8.                                      Where you discuss the need for your customers to renew their subscriptions and maintenance plans, please revise your disclosure to state, consistent with your response to prior comment 17, that you do not track individual customer renewal rates and to identify and discuss any resulting risks to your business.

RESPONSE:  In response to the Staff’s comment, the Company has revised page 17 of the Amended Draft Registration Statement to disclose that the Company does not track individual customer renewal rates and to discuss the resulting risks to the Company’s business.

Results of Operations

Fiscal Years Ended June 30, 2014 and 2015

Income tax benefit (expense), page 72

9.                                      Your response to comment 21 states that the non-assessable non-operating items relate to related party inter-company interest income.  Please tell us whether this transaction was between wholly-owned subsidiaries of the company and, therefore, was eliminated in the consolidation process.  If so, please tell us why you believe the effective tax rate should be adjusted for this item.  In addition, please revise your disclosures to explain what non-assessable, non-operating items relate to as described in your response.

RESPONSE:  In response to the Staff’s comment, the Company has revised pages 72 and 75 of the Amended Draft Registration Statement to clarify the nature of the non-assessable, non-operating items. The Company supplementally advises the Staff that the inter-company interest was attributed to transactions between wholly-owned subsidiaries of the Company and, therefore, eliminated in the consolidation process. The effective tax rate should be adjusted for this item, as the inter-company interest expense is tax effected at the local statutory rate in the country where the expense is recognized. However, the inter-company interest income received by a group entity is not taxable in the country where the income is recognized and therefore an adjustment to the effective tax rate is required.

Mr. Matthew Crispino

Attorney-Advisor

Securities and Exchange Commission

October 30, 2015

Business, page 93

10.                               Where not already provided, please revise your descriptions of case studies to disclose the time periods covered by the studies and indicate whether your solutions were deployed company-wide.  In addition, please tell us how you compiled these studies and the methodology utilized in selecting these clients.

RESPONSE:  In response to the Staff’s comment, the Company has revised pages 105 and 106 of the Amended Draft Registration Statement to disclose when the Company’s products were adopted by these customers where not previously disclosed.

The Company respectfully advises the staff that each of the case studies has a statement regarding the deployment of the Company’s products among teams, departments or employees within the customer.  If a customer has deployed the Company’s products company-wide, the Company had disclosed such fact in the case study.  For instance, in the Pandora case study, the Company states that “… JIRA and Confluence have spread to all teams within the company.”

The Company supplementally advises the staff that the Company selected customers to include as case studies in the Amended Draft Registration Statement that it believes are representative of its customers across various industries, sizes, geographies and products.  All of the customers selected were in the Company’s top 2000 customers, or top 5%, by spend in fiscal 2015.

The Atlassian Marketplace and Ecosystem, page 113

11.                               We note your response to prior comment 24. Please consider breaking down the revenues earned from the Atlassian Marketplace for each year since 2012.  This information will allow investors to evaluate any growth you have experienced during this period and provide context to your goal of growing this marketplace as you describe in your summary.

RESPONSE:  In response to the Staff’s comment, the Company has revised pages 99, 103 and 114 of the Amended Draft Registration Statement to disclose the compound annual growth rate of the revenues the Company has received from the Atlassian Marketplace from fiscal 2012 to fiscal 2015 in order to help quantify the growth of the Atlassian Marketplace for investors.

[Signature Page Follows]

Mr. Matthew Crispino

Attorney-Advisor

Securities and Exchange Commission

October 30, 2015

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3139.

Sincerely,

/s/ Richard A. Kline

Richard A. Kline

cc:           Barbara C. Jacobs, Securities and Exchange Commission

Ivan Griswold, Securities and Exchange Commission

Eiko Yaoita-Pyles, Securities and Exchange Commission

Kathleen Collins, Securities and Exchange Commission

Michael Cannon-Brookes, Atlassian Corporation Plc

Scott Farquhar, Atlassian Corporation Plc

Murray Demo, Atlassian Corporation Plc

Tom Kennedy, Atlassian Corporation Plc

Anthony McCusker, Goodwin Procter LLP

An-Yen Hu, Goodwin Procter LLP

David Peinsipp, Cooley LLP

Dane Wall, Ernst & Young LLP